Genesis Biopharma, Inc.
11500 Olympic Blvd. Suite 400
Los Angeles, CA. 90064

October 27, 2011

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F St. NE
Washington, DC 20549

Attention:	Justin Dobbie, Esq. Legal Branch Chief
Nolan McWilliams, Esq.

Re:	Genesis Biopharma, Inc. (the “Company”)
Amendment No. 1 to the Registration Statement on Form S-3
Filed September 13, 2011
File No. 333-175184

Form 10-K for fiscal year ended December 31, 2010
Filed on April 14, 2011
File No. 000-53127

Dear Messrs Dobbie and McWilliams,

On behalf of the Company, please find responses to the Commission’s letter of September 30, 2011.    For ease of review, the Commission’s comments are set forth immediately prior to the Company’s responses.

Form S-3

General

1.	Please file the opinion of Baratta. Baratta & Aidala LLP prior to effectiveness. Please permit sufficient time for staff review as we may have comment upon review of the legality opinion.

Response:The Company intends to have an opinion filed by legal counsel licensed in Nevada as it is a Nevada corporation. The opinion will be filed prior to the Company requesting acceleration of the effective date of the registration statement.

Registration Statement Cover Page

2.
We note your reference to Securities Act Rule 416 in footnote 1 to the fee table. We also note your disclosure on page 17 that the warrants may include provisions for changes to or adjustments in the conversion or exercise price or number of securities issuable upon exercise of the warrants. Rule 416 does not permit you to register an indeterminate number of additional shares that may be issued upon changes in the conversion or exercise price of convertible securities. Please confirm your understanding that in the event such adjustment requires you to issue more shares than you are registering on this registration statement, you will file a new registration statement to register those additional shares. Refer to Securities Act Rules Compliance and Disclosure Interpretation 213.02 for guidance.

Response: The Company acknowledges that in the event of a stock split, stock dividend, or similar transaction that requires it to issue more shares than it is registering in the registration statement, the Company will be required to file a new registration statement to register the additional shares.

3.
Refer to footnote 3 to the fee table. Please tell us why you are offering an indeterminate number of warrants given that you are offering a fixed number of shares of your common stock. Alternatively, calculate the fee based on Rule 457(o) and revise the fee table and footnotes accordingly.

Response: The Company has revised its calculation of the registration fee table and removed footnote 2 and revised footnote 3 which is now footnote 2 to the fee table and footnotes 4 and 5 have been renumbered 3 and 4.  The revised footnote 2 now reads:

“(2) The proposed maximum aggregate offering price has been estimated solely to calculate the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.”

Prospectus Cover Page

4.	Please revise to clarify that the selling stockholders will sell upon exercise of warrants or conversion of convertible notes.

Response:  The first sentence of the third paragraph of the Prospectus Cover Page has been revised to clarify that the selling stockholders will sell upon exercise of warrants or conversion of convertible notes.  The revised sentence now reads:

“In addition, the selling stockholders identified in this prospectus or any of their pledges, donees, transferees or other successors-in-interest may offer to sell, upon exercise of warrants or conversion of notes, from time to time, in amounts, at prices and on terms determined at the time of the offering, up to 10,608,000 shares of our common stock under this prospectus.”

Forward-Looking Information, page 1

5.	Please revise the first sentence of this section to remove references to the Private Securities Litigation Reform Act safe harbor, which is not available to penny stock issuers.

Response:  The first sentence of Forward-Looking Information on page 1 which referenced forward-looking statements were made pursuant to safe harbor provisions set forth in the Private Securities Litigation Reform Act of 1995 has been removed.

Our Business, page 2

6.
Please balance your disclosure in this section by prominently disclosing that you have not generated revenues to date, disclose your net losses for the two most recent fiscal years and interim period, and disclose that your auditor has expressed substantial doubt about your ability to continue as a going concern.

Response:  Additional disclosure has been added to Our Business - History and Organizational Matters that prominently discloses that the Company has not generated revenues to date and discloses the Company’s net losses for the two most recent fiscal years as well as the interim period.  Additionally the disclosure includes a statement that the Company’s auditor has previously expressed substantial doubt regarding the Company’s ability to continue as a going concern as well as discussion regarding the Patent License Agreement that the Company recently entered into with the National Institutes of Health, an agency of the United States Public Health Service within the Department of Health and Human Services and the financial obligations associated with the agreement and the Company’s financial obligations associated with the Cooperative Research and Development Agreement (CRADA) previously entered into with the National Institutes of Health and the National Cancer Institute as well as the Company’s seven (7%) percent senior convertible notes. The additional paragraphs read as follows:

“Cooperative Research and Development Agreement

Effective August 5, 2011, Genesis signed a Cooperative Research and Development Agreement (“CRADA”) with the National Institutes of Health and the National Cancer Institute (“NCI”).  Under the terms of the five-year CRADA, Genesis will work with Steven A. Rosenberg, M.D., Ph.D., chief of NCI’s Surgery Branch, to develop adoptive cell immunotherapies that are designed to destroy metastatic melanoma cells using a patient’s tumor infiltrating lymphocytes.

The CRADA is intended to: (i) support the in vitro development of improved methods for the generation and selection of autologous tumor infiltrating lymphocytes with anti-tumor reactivity from patients with metastatic melanoma, (ii) help develop approaches for large-scale production of autologous tumor infiltrating lymphocytes that are in accord with Good Manufacturing Practice (“GMP”) procedures suitable for use in treating patients with metastatic melanoma, and (iii) conduct clinical trials using these improved methods of generating autologous tumor infiltrating lymphocytes as well as improved adoptive cell therapy patient preparative regimens for the treatment of metastatic melanoma. GMP are practices and the systems required by the Food and Drug Administration (“FDA”) to be adopted in pharmaceutical manufacturing, quality control, as well as quality system covering the manufacture and testing of pharmaceuticals or drugs.  Failure to comply with FDA-mandated GMP will result in FDA (i) denying licensure of a new drug, or (ii) for a currently marketed drug, causing the removal from interstate commerce.  There are also significant monetary fines which can be levied by FDA as well as numerous civil penalties and criminal charges which can be brought against a company and its board of directors, executive officers and employees.

Both Genesis and the NCI may provide personnel, services, facilities, equipment or other resources under the agreement.  Under the terms of the CRADA, Genesis will have an exclusive option to negotiate an exclusive license to any new inventions developed jointly or independently by NCI scientists during the course of the research project.  A CRADA is the only mechanism the National Institutes of Health has to promise exclusive intellectual property rights in advance to a collaborator.

Genesis will provide funds in the amount of $1,000,000 per year of the CRADA for Dr. Rosenberg to use to acquire technical, statistical, and administrative support for the research activities, as well as to pay for supplies and travel expenses.  Genesis will provide funds in the amount of $250,000.00 on a quarterly basis.  The first quarterly installment of $250,000.00 was due and paid within thirty (30) days of the Effective Date of the CRADA.  Each subsequent installment will be due within thirty (30) days of each quarterly anniversary of the Effective Date.  Genesis also agreed that Dr. Rosenberg can allocate the funding between the various categories in support of the CRADA research as he sees fit.

License Agreement and Intellectual Property

Effective October 5, 2011, we entered into a Patent License Agreement (the “License Agreement”) with the National Institutes of Health, an agency of the United States Public Health Service within the Department of Health and Human Services (“NIH”).  Pursuant to the License Agreement, NIH granted to us a non-exclusive worldwide right and license to develop and manufacture certain proprietary adoptive cell therapy using autologous tumor infiltrating lymphocytes for the treatment of metastatic melanoma, ovarian cancer, breast cancer, and colorectal cancer.  The intellectual property subject to the License Agreement is covered by 43 patents and patent applications, consisting of nine issued United States patents, 13 pending patent applications in the United States, and 21 foreign patents and patent applications as counterparts of U.S. patents/patent applications.  We also has have limited rights to sublicense the intellectual property subject to the License Agreement.  The License Agreement will expire on a product-by-product basis upon the expiration of the subject patent rights.  These technologies were also the subject of the CRADA.

We have the right to terminate the License Agreement in any country on 60 days notice, and NIH may terminate the agreement if we are is in material breach, and the breach is not cured within a specified cure period, upon certain bankruptcy and insolvency events, or if we fails to comply with or achieve certain development timelines as set forth in the License Agreement.

In consideration for the rights granted pursuant to the License Agreement, we agreed to pay an estimated $1,200,000 of upfront licensing fees and expense reimbursements within 60 days of the effectiveness of the License Agreement.  In addition we  will be required to pay a 6% royalty on net yearly sales for all products sold which are covered by the License Agreement. We will also be required to make smaller minimum annual royalty payments, which minimum royalties will be credited against any earned royalties due for sales in that year.

In addition, we will have to lump sum benchmark milestone payments on the achievement of certain clinical and regulatory milestones for each of the various indications.  We initially intend to focus on the development of licensed products in the metastatic melanoma field of use.  If we achieves all benchmarks for metastatic melanoma, up to and including the product’s first commercial sale in the United States, the total amount of such benchmark payments will be $6,050,000.  If we achieves all benchmarks for all four licensed indications, the aggregate amount of benchmark payments that we will have to make to NIH will be $36,300,000.

We have not generated any revenues to date and have incurred operating losses since our inception.  We sustained operating losses of $11,219,434 for the six month period ended June 30, 2011 and operating losses of $815,413 in our fiscal year ended December 31, 2010 and $15,772 in our fiscal year ended December 31, 2009. Additionally our auditor has expressed substantial doubt regarding our ability to continue as a going concern. We do not anticipate that we will generate any revenues until, and if, we receive approval from the FDA and other regulatory authorities for our product candidates allowing us to sell our drugs.  Our current cash on hand as of October 24, 2011 is approximately $3,000,000 and our current monthly overhead expenses are approximately $100,000 and should increase to approximately $150,000 as we continue to ramp up our operations.  In addition to our current monthly expenses, we are required to make the second of four quarterly payments of $250,000 on or about November 5, 2011 toward our annual CRADA payment obligation of $1,000,000. We are also required to pay approximately $1,200,000 in upfront licensing fees and expense reimbursements on or about December 5, 2011 pursuant to the terms of the License Agreement. Additionally, effective July 27, 2011 we issued $5 million of our seven (7%) percent senior convertible notes (the “Notes”) to five accredited investors.  The Notes mature November 30, 2011 and are convertible per the terms of the Notes into shares of our common stock at the option of the holder at a conversion price of $1.25.  As such, in the event that holders of the Notes do not convert their Notes and we are required to satisfy the Notes, we will not have sufficient funds on hand and will be required to raise additional cash to satisfy the Notes. If required to raise funds to satisfy the Notes, there can be no assurance we will be able to raise the funds or if we are able to raise the funds, that same will be on terms satisfactory to us and our stockholders. Provided we are not required to satisfy the Notes by way of cash payments, we expect to be able to fund our current operations with current cash on hand until July 31, 2012. For the foreseeable future we anticipate we will have to fund all of our operations including our obligations under the CRADA and License Agreement from new and existing investors, licensing fees and grants, if any. If we are unable to obtain sufficient capital on a timely basis, the development of our current or any future product candidates will likely be delayed and we could be forced to reduce the scope of research and development projects or otherwise limit or terminate our operations.”

7.	Also, please disclose your cash on hand, your monthly burn rate, and how long you expect your cash on hand to last at this rate if you are unable to obtain additional funding.

Response:  The Company has also included disclosure (as referenced in response 6) which includes reference to the Company’s current cash on hand as well as how long the Company’s current cash on hand will last given its current monthly burn rate.

8.	Please file the Cooperative Research and Development Agreement as an exhibit to your amended registration statement.

Response:  The Cooperative Research and Development Agreement (“CRADA”) as referenced in the Company’s 8-K filed with the Securities and Exchange Commission (“Commission”) August 11, 2011 has been filed as an exhibit to the Company’s 8-K/A (No.1) filed with the Commission October 12, 2011.  Certain portions of the CRADA have been omitted based upon a request for confidential treatment. The omitted portions of the exhibit have been separately filed with the Company’s confidential treatment request.

9.	Please disclose the anticipated sources of funds to satisfy your $1 million annual obligation under the CRADA.

Response:  The last paragraph of License Agreement and Intellectual Property (as referenced in response 6) has been revised to include the following sentences related to the anticipated sources of funds to satisfy the Company’s obligations under the CRADA. The added sentences read as follows:

“For the foreseeable future we anticipate we will have to fund all of our operations including our obligations under the CRADA and License Agreement from new and existing investors, licensing fees and grants, if any. If we are unable to obtain sufficient capital on a timely basis, the development of our current or any future product candidates will likely be delayed and we could be forced to reduce the scope of research and development projects or otherwise limit or terminate our operations.”

10.	Please revise to briefly discuss what Good Manufacturing Practice (“GMP”) procedures are and disclose the consequences if your procedures are found not to be in accord.

Response:  The Company has updated the disclosure in the second full paragraph of Cooperative Research and Development Agreement to provide discussion regarding what Good Manufacturing Practices procedures are and the consequences if it fails to meet GMP.

“GMP are practices and the systems required by the FDA to be adapted in pharmaceutical manufacturing, quality control, as well as quality system covering the manufacture and testing of pharmaceuticals or drugs.  Failure to comply with FDA-mandated GMP will result in FDA (i) denying licensure of a new drug, or (ii) for currently marketed drug, causing its removal from interstate commerce.  There are also significant monetary fines which can be levied by FDA as well as numerous civil penalties and criminal charges which can be brought against a company and its board of directors, executive officers and employees.”

Plan of Operation, page 3

11.	Please revise the last sentence of the second paragraph of this section to clarify that there is no guarantee that Cõntego will prove to be a successful therapy product.

Response:  The last sentence of the first paragraph of the newly titled section Business Overview and Strategy – Plan of Operations has been revised to state that there is no guarantee that Cõntego will prove to be a successful therapy product.

12.	Please remove “prestigious” from the last paragraph on page 3.

Response: The word “prestigious” has been removed from the introductory paragraph of the Scientific & Medical Advisory Board so that the paragraph now reads:

“To assist with its development and commercialization of Cōntego we have recruited a team of scientists and clinicians experienced with the development and use of adoptive cell therapy using autologous tumor infiltrating lymphocytes for the treatment of cancer. All members of our Scientific & Medical Advisory Board receive monthly compensation of $5,000 except for Dr. Laszlo Radvanyi who receives monthly compensation in the sum of $2,395. Our Scientific & Medical Advisory Board advise regarding our scientific and regulatory strategy.”

13.
Please expand your discussion of the role of the Scientific and Medical Advisory Board in product research and development. Also, disclose whether the Board members receive compensation for their services and, if so, how much.

Response:  The disclosure related to the Scientific and Medical Advisory Board has been expanded to discuss the specific role of the board in advising on scientific and regulatory strategy as well as to include disclosure regarding compensation received by the board members for their services (as referenced in response 12).

Risk Factors. page 4

14.	Please add a risk factor disclosing that your auditor has expressed substantial doubt about your ability to continue as a going concern and discuss the attendant risks.

Response:  The following risk factor regarding the Company’s ability to continue as a going concern has been added.

“Our auditor has expressed substantial doubt as to our ability to continue as a going concern.

As we are a development stage biopharmaceutical company and have not generated revenues from operations to date and are dependent upon future financing. Our auditor has expressed substantial doubt as to our ability to continue as a going concern.

As of June 30, 2011, we had an accumulated deficit of $13,206,512. There can be no assurance that we will be successful in achieving sufficient cash flow from operations in the near future and there can be no assurance that we will either achieve or maintain profitability in the future. As a result, there is substantial doubt regarding our ability to continue as a going concern. We will require additional financing to fund our continuing operations. Our ability to continue as a going concern is dependent on obtaining additional financing and achieving and maintaining a profitable level of operations through obtaining approval of our product candidates from the FDA and other regulatory authorities. The outcome of these matters cannot be predicted at this time, and we can provide no assurance that we will be able to raise additional funds or that any of our product candidates will ever receive approval.

Even if we are able to raise additional cash or obtain financing through the public or private sale of debt or equity securities, funding from joint-venture or strategic partners, debt financing or short-term loans, the terms of such transactions may be unduly expensive or burdensome to us or disadvantageous to our existing stockholders. Additionally, if any of our product candidates ever receive regulatory approval, there can be no assurances that our product candidates will be commercially accepted or generate sustainable amounts of revenue.”

15.	Please add a risk factor disclosing that you have determined your internal control over financial reporting to be ineffective and discuss the attendant risks.

Response: The following risk factor regarding the Company’s determination that its internal control over financial reporting was determined as December 31, 2010 to be ineffective has been added.

“Because of inherent limitations, our internal control over financial reporting for the fiscal year ended December 31, 2010 may not have prevented or detected misstatements.

As of December 31, 2010 our management assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and SEC guidance on conducting such assessments. Based on that evaluation, they concluded that, the internal controls and procedures in effect for our fiscal year ended December 31, 2010 were not effective to detect the inappropriate application of US GAAP rules. This was due to deficiencies that existed in the design or operation of our internal controls over financial reporting that adversely affected our internal controls and that may be considered to be material weaknesses. During the applicable period we did not have a functioning audit committee due to a lack of a majority of independent members, a lack of a majority of outside directors on our board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures, and the lack of segregation of duties due to limited staff and significant reliance on outside consultants.  Management believed that the lack of a functioning audit committee, the lack of a majority of outside directors on our board of directors as of December 31, 2010, and the lack of segregation of duties resulted in ineffective oversight in the establishment and monitoring of required internal controls and procedures for the fiscal year ended December 31, 2010, which could result in a material misstatement in our financial statements in future periods.”

If we are unable to hire qualified personnel. page 5

16.
Please revise this risk factor to disclose that Anthony Cataldo and Michael Handelman currently serve as executive officers and directors of Oxis International, Inc. and that Dr. L. Stephen Coles serves on the Scientific Advisory Board of Oxis International.

Response:  The risk factor has been revised to disclose that Dr. L. Stephen Coles serves on the Scientific Advisory Board of Oxis International, Inc. Messrs Cataldo and Handelman have advised that they have resigned from their position with Oxis International, Inc.

Plan of Distribution, page 12

17.	Please revise this section to disclose that the selling stockholders may be deemed underwriters.

Response:  The Plan of Distribution has been revised to provide that the selling stockholders may be deemed to be underwriters.

Selling Stockholders, page 14

18.
Please identify in the footnotes to the selling stockholder table the natural person(s) who exercise(s) voting and/or investment power of over the common stock held by each of the legal entities listed in the table.

Response:  The footnotes to the selling stockholder table have been revised to include the natural persons who exercise voting and/or investment power of over the common stock held by each of the selling stockholders.

The Securities We May Offer, page 16

19.
You qualify your discussion by reference to the provisions of applicable Nevada law. It is inappropriate to qualify a discussion by reference to information that is not included in the prospectus or filed as an exhibit to the registration statement. Please revise accordingly.

Response: Reference to qualifying the description of securities to the provisions of Nevada law has been removed.

Form 10-K

Item IA. Risk Factors, page 7

20.
In future filings, please delete the first two sentences of the introductory paragraph. Only material risks should be addressed in the risk factors; if a risk is not deemed material, it should not be referenced in this section.

Response:  The Company undertakes to delete the first two sentences in the introductory paragraph of its Risk Factors in future filings.

Item II. Executive Compensation, page 29

21.
Please confirm that you will include a summary compensation table and outstanding equity awards table in future filings or tell us why you do not believe this disclosure is required. Refer to Item 402(n) and (p) of Regulation S-K.

Response:  The Company undertakes to include a summary compensation table and outstanding equity awards table in future filings.

In connection with the foregoing response and Pre-effective Amendment No. 2 as filed, the Company and its management acknowledge that they are responsible for the accuracy and adequacy of the disclosures made in the filing and that Pre-effective Amendment No. 2 on Form S-3 includes the information required under the Securities Act of 1933 and the applicable Securities Act rules.

Should you have any questions or comments regarding the within responses and Pre-effective Amendment No. 2, please do not hesitate to contact the undersigned.

Sincerely,
Genesis Biopharma, Inc.

/s/ Michael Handelman
Michael Handelman, Chief Financial Officer

cc:  Joseph A. Baratta, Esq.